Filer and Investment Company Act File Number: Drexel Hamilton Mutual Funds (811-22545)

File Number of related Registration Statement: 333-184337

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Ameristock Mutual Fund, Inc.

Subject Company Investment Company Act File No. 811-09090

SCRIPT

For use in contacting registered investment advisers in connection with the proposed reorganization of the Ameristock Mutual Fund, Inc. with and into the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds.

OPENING:

I am calling, on behalf of the Ameristock Mutual Fund, Inc. (“Ameristock Fund”), and its investment adviser, Ameristock Corporation, to let you know that the Ameristock Fund is proposing to reorganize into another mutual fund, the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and in connection therewith, is holding a special meeting of shareholders currently scheduled for Wednesday, December 12, 2012. A registration statement on Form N-14 that contains a combined proxy statement and prospectus (“proxy statement”) detailing the proposed reorganization was filed by Drexel Hamilton Mutual Funds on October 9, 2012 with the U.S. Securities and Exchange Commission (“SEC”). Detailed materials, including the proxy statement, will not be able to be circulated until the SEC staff has completed their review and the proxy statement becomes effective. It is anticipated that the proxy statement, and related materials, will be mailed to shareholders of the Ameristock Fund around November 10, 2012. In the meantime, though, I wanted to let you know that the proxy statement will be coming and ask that you and your clients give it careful consideration. I am limited, of course, in what I can say at this point in the process, but I can give a basic overview on why the reorganization is being proposed and what it will mean for your clients as shareholders of the Ameristock Fund.

WHY IS THE REORGANIZATION BEING PROPOSED?

The Ameristock Fund has experienced, and is continuing to experience, net redemptions over the past several years and Ameristock Corporation, the investment adviser to the Ameristock Fund, has been subsidizing the operations of the Ameristock Fund for several years. Given the increasing costs of operating the Ameristock Fund, and the continuing net redemptions, Ameristock Corporation determined that the adviser should no longer continue to subsidize the operations of the Ameristock Fund in this manner. Several months ago a group out of New York City known as Drexel Hamilton Investment Partners, LLP, reached out to Ameristock Corporation with a proposal relating to the proposed reorganization. Drexel Hamilton Investment Partners serves as investment adviser to the series of the Drexel Hamilton Mutual Funds, including the Drexel Hamilton Centre American Equity Fund. They have engaged another investment adviser, Centre Asset Management, LLC, to sub-advise the Drexel Hamilton Centre American Equity Fund. The Drexel Hamilton Centre American Equity Fund, like the Ameristock Fund, is a U.S. large cap equity fund, and has an investment objective, and investment strategies, risks and limitations, similar to those of the Ameristock Fund. The Drexel Hamilton Centre American Equity Fund has outperformed the Ameristock Fund, and been competitive against the S&P 500 Index, since its inception in December, 2011. The proposed reorganization also is intended to be tax-free for the Funds and for shareholders of the Ameristock Fund. For these and other reasons that will be discussed in more detail in the proxy statement, Ameristock Corporation, as the adviser to the Ameristock Fund, proposed the reorganization to the Board of the Ameristock Fund, and the Board unanimously approved the proposed reorganization and is recommending that shareholders of the Ameristock Fund vote in favor of the reorganization.

Both the Ameristock Fund and Ameristock Corporation hope you will agree when you read the proxy statement that the reorganization would be in your clients’ best interests as shareholders of the Ameristock Fund.

CAN YOU TELL ME MORE ABOUT HOW THE COMBINED FUND WILL BE RUN?

The combined Fund will be managed after the reorganization in the same way that Drexel Hamilton Investment Partners, and Centre Asset Management, currently manage the Drexel Hamilton Centre American Equity Fund. As of August 31, 2012, Drexel Hamilton Investment Partners had approximately $68 million in assets under management, of which approximately $23 million was held in the Drexel Hamilton Centre American Equity Fund. Subject to the general oversight of the Board of Trustees of the Drexel Hamilton Funds, Drexel Hamilton Investment Partners is responsible for the overall management of the Fund consistent with its investment objectives, reviewing the investment objectives and strategies of the Fund, and overseeing the Fund’s sub-adviser, Centre Asset Management. As of August 31, 2012, Centre Asset Management had $733 million in assets under management.

The portfolio manager for the Drexel Hamilton Centre American Equity Fund is James Abate, the founder of Centre Asset Management. Prior to founding Centre Asset Management, James was U.S. Investment Director for GAM, served as Managing Director and Portfolio Manager at Credit Suisse Asset Management, and was a Manager in Price Waterhouse’s Valuation/Corporate Finance Group.

The Drexel Hamilton Centre American Equity Fund’s investment objective is to seek long-term capital growth, and it pursues this objective by investing primarily in equity securities of large cap U.S. companies. James uses a “bottom-up” fundamental stock selection process intended to yield a more accurate picture of a company’s intrinsic value. James and his team analyze a variety of factors when selecting investments, such as a company’s operations, risk profile, growth expectations and valuation of its securities. This approach is designed to capture excess returns when the market price of a stock converges toward a set target price.

WHAT WILL THE REORGANIZATION MEAN FOR YOUR CLIENTS AND WHY SHOULD THEY REMAIN SHAREHOLDERS OF THE COMBINED FUND?

Ameristock Corporation, the investment adviser to the Ameristock Fund, believes the proposed reorganization is advisable and in the best interests of the Ameristock Fund and its shareholders. Ameristock Corporation believes the Drexel Hamilton Centre American Equity Fund will provide your clients with the opportunity to continue to pursue a similar investment objective through a tax-free combination and invest in a somewhat larger combined Fund that is managed by an experienced portfolio manager, which will allow the opportunity for increased growth prospects and asset size to achieve greater diversification and potential economies of scale. After the reorganization is consummated, the expenses borne by shareholders would increase from those paid as shareholders of the Ameristock Fund, but Drexel Hamilton Investment Partners has agreed that, if the reorganization is consummated, it will contractually limit, for two years after the closing date of the reorganization, the total fund expenses of the Drexel Hamilton Centre American Equity Fund (excluding expenses relating to interest, taxes, brokerage commissions and litigation and other extraordinary expenses) to 1.05% of the average daily net assets of the Fund. The consummation of the reorganization is conditioned upon shareholder approval, as well as certain other conditions. Further information regarding the anticipated closing of the reorganization will be set forth in the proxy statement. If a current shareholder of the Ameristock Fund doesn’t want to participate in the reorganization, the shareholder can redeem their shares with no sales load at any time prior to the closing date, which is expected to be on or about December 28, 2012.

CLOSING:

Both the Ameristock Fund and Ameristock Corporation urge you, and your clients, to review the proxy statement and consider the proposed reorganization. Ameristock Corporation recommended the reorganization to the Board of the Ameristock Fund, and the Board unanimously approved the proposed reorganization and is recommending that shareholders of the Ameristock Fund vote in favor of the reorganization. An absolute two-thirds vote in favor of the proposed reorganization is being sought to approve the reorganization, which is higher than you may be accustom to seeing.

Both the Ameristock Fund and Ameristock Corporation appreciate your continued support. Ameristock Corporation is excited about the opportunity the proposed reorganization provides for your clients as shareholders. The proxy statement will provide instructions on how you, and your clients, may cast votes. The proxy statement also will let you, and your clients, know who to contact if you or your clients have any questions. Thank you.

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of the Ameristock Mutual Fund, Inc. and also constitutes a prospectus of the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and other relevant documents, concerning the proposed reorganization have been filed by Drexel Hamilton Mutual Funds (ICA No. 811-22545), together with Ameristock Mutual Fund, Inc. (ICA No. 811- 09090), with the Securities and Exchange Commission (SEC) and, when effective, will be mailed to shareholders of the Ameristock Mutual Fund, Inc. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents (when available) may be obtained free of charge on the SEC’s Web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents (when available) may be obtained from the Ameristock Mutual Fund, Inc. free of charge at www.ameristock.com or by calling 1-800-394-5064.

Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, Inc. Drexel Hamilton Investment Partners, LLC is the investment adviser to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds. Centre Asset Management, LLC is the sub-adviser to the Drexel Hamilton Centre American Equity Fund. TO THE EXTENT THAT AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, CENTRE ASSET MANAGEMENT, LLC, AMERISTOCK MUTUAL FUND, INC. OR DREXEL HAMILTON CENTRE AMERICAN EQUITY FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE AMERISTOCK MUTUAL FUND, INC., IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE), WHEN AVAILABLE AND FILED WITH THE SEC, OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, AND CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

Forward-Looking Statements

Certain statements in this Script, such as those related to the combined fund after the reorganization occurs, may constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company or industry results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability to identify and complete suitable transactions, and the risk factors discussed in prospectuses as filed with the Securities and Exchange Commission. Many of these factors may be impacted as a result of the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither any company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

ALPS Distributor, Inc. is the distributor of the Ameristock Mutual Fund, Inc. and the Drexel Hamilton Centre American Equity Fund.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.

- 5 -